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                                                        EXHIBIT 99(b)

                                 [letterhead]


CLEVELAND, Ohio, August 9, 1994 -- The Sherwin-Williams Company announced that it has acquired the assets of The Old Quaker Paint Company of Ontario, California, for an undisclosed purchase price. Old Quaker is a well recognized paint brand and organization that has served the new residential construction market in Southern California for over fifty years.

        John Macatee, President of The Sherwin-Williams Paint Stores Group said, "Old Quaker customers will continue to be served by the same high quality Old Quaker products through Old Quaker stores, and the Victorville, California, manufacturing plant will continue to produce Old Quaker products. Old Quaker employees have joined The Sherwin-Williams Company and will continue to carry out their functions with Sherwin-Williams' financial and operation support. We expect product availability and customer service to dramatically improve as we move to expand Old Quaker's customer base."


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